
Bionomics
Limited

12 May 2005




05008432

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary

82-34682


Bionomics
Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
12 MAY 2005

GRANT OF DRUG DISCOVERY TARGET PATENT
Covers anxiety drug discovery program and novel animal models

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) today announced that it has been advised of the grant in New Zealand of a patent relating to its ion channel drug discovery target.

The granted patent relates to the link between the GABA-A receptor and certain central nervous system (CNS) disorders, including epilepsy and anxiety. This is the second of Bionomics' broad-ranging patents to be granted in New Zealand and provides further indication that related international patent filings would be granted.

This patent covers aspects of Bionomics' anxiety drug discovery program, which targets the GABA-A receptor. The most advanced compounds under this program have shown effects at reducing anxiety levels in mice, without increasing sedative side effects. Bionomics verified these results in independent studies conducted in Australia and at Neurofit, Bionomics' subsidiary CNS research company located in Strasbourg, France.

This patent also covers Bionomics' proprietary animal model of human inherited epilepsy, which has been established to be more sensitive and more predictive than the current "gold standard" epilepsy models.

"The granting of this patent gives further strength to our position as we pursue commercialisation opportunities from our drug discovery programs and novel animal models," Bionomics' CEO and Managing Director Dr Deborah Rathjen said.

About the patent

The New Zealand patent is entitled "Mutation Associated with Epilepsy" and is identified by New Zealand patent number 522888. The patent has a priority date of 20 June 2000 and the PCT (international) patent application (PCT/AU01/00729) was filed on 20 June 2001. Other patent applications emanating from the PCT patent application are under examination in jurisdictions representing key markets for pharmaceuticals and biotechnology research and development.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is discovering and developing innovative therapeutics, working with partners to maximize wealth for shareholders. Bionomics leverages its gene discoveries in epilepsy with its proprietary ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety. Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. Bionomics utilises the unique attributes of the Angene™ platform for the discovery of drugs for the treatment of cancer. The Company is exploiting shorter-term revenue generating opportunities by out-licensing diagnostic applications of its intellectual property. Bionomics seeks to generate exponential growth both organically and through acquisition.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.